Financial Investors Trust 485BPOS

Exhibit (h)(117)

[EMERALD LETTERHEAD]

September 10, 2019

Mr. Bradley J. Swenson, President

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re: Expense Limitation Letter Agreement

Dear Mr. Swenson:

This expense limitation letter agreement (the “Letter Agreement”) confirms the agreement of Emerald Mutual Fund Advisers Trust (the “Adviser”) and Liberty Cove LLC (the “Sub-Adviser”) with Financial Investors Trust (the “Trust”) to contractually limit the total amount of the “Management Fees” and “Other Expenses” that they are entitled to receive from the Emerald Select trueMLP Strategy Fund (the “Fund”), a series of the Trust.

With respect to the Fund’s Class A and Institutional Class shares, to the extent the Total Annual Fund Operating Expenses of the Fund (as defined in Item 3 of Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and extraordinary expenses) exceed 1.06% for Class A shares and 0.76% for Institutional Class shares of the Fund’s average daily net assets, the Adviser will reduce the Management Fee payable to the Adviser with respect to the Fund to the extent of such excess, and/or shall reimburse the Fund (or Class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each Class of the Fund in the same manner as the underlying expenses or fees were allocated.

In addition, with respect to the Fund’s Class A and Institutional Class shares, and with reference to that certain Investment Sub-Advisory Agreement dated September 10, 2019 (the “Subsidiary Sub-Advisory Agreement”) among the Adviser, the Sub-Adviser, and Emerald Select trueMLP Strategy Offshore Fund, LTD (the “Subsidiary”), the Sub-Adviser hereby agrees to contractually waive a portion of its Sub-Advisory Fee (payable by the Adviser to the Sub-Adviser in connection with the Fund) in an amount equal to the management fees paid by the Adviser to the Sub-Adviser under the Subsidiary Sub-Advisory Agreement, in each case over the same given period.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as September 10, 2019 and shall continue at least through August 31, 2021, with respect to the Fund. The Adviser agrees to reduce its management fee to the extent that the Sub-Adviser is required to waive its management fee under the terms of the Letter Agreement.

The Adviser will be permitted to recapture, on a Class-by-Class basis, expenses it has borne through the Letter Agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the Letter Agreement; provided however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred, as calculated on a monthly basis.

EMERALD MUTUAL FUND ADVISERS TRUST

By:	/s/ Daniel W. Moyer
Name:	Daniel W. Moyer
Title:	EVP

LIBERTY COVE LLC

By:	/s/ Bryan Chen
Name:	Bryan Chen
Title:	Principal

Acknowledged and accepted by:

FINANCIAL INVESTORS TRUST,
on behalf of the Fund

By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson
Title:	President

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